UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

SFX Entertainment, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

784178303
(CUSIP Number)

Philip Richter
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784178303	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,684,213
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,684,213
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,684,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 784178303	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Sillerman Investment Company III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,960,263
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,960,263
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,960,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 7 (this "Amendment No. 7") amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 25, 2015 by Robert F.X. Sillerman ("Mr. Sillerman") and Sillerman Investment Company III LLC ("SIC") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of SFX Entertainment, Inc. (the "Company"), as amended by Amendment No. 1 thereto filed on March 5, 2015, Amendment No. 2 thereto filed on May 27, 2015, Amendment No. 3 thereto filed on May 29, 2015, Amendment No. 4 thereto filed on June 19, 2015, Amendment No. 5 filed on July 13, 2015 and Amendment No. 6 filed on August 4, 2015 (as so amended, the "Statement").   Capitalized terms not defined in this Amendment No. 7 have the meaning ascribed to them in the Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On September 17, 2015, SIC entered into a Subscription Agreement with the Company (the "Subscription Agreement") pursuant to which SIC agreed to purchase 300 shares of the Company's newly-designated Series A Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock") for an aggregate consideration of $30.0 million. In accordance with the Subscription Agreement, on September 17, 2015, SIC paid $15,000,000 to the Company, in exchange for 150 shares of Series A Preferred Stock.  Under the Subscription Agreement, SIC will purchase an additional 25 shares of Series A Preferred Stock for $2,500,000 every fifth (5th) day after September 17, 2015 until such time at which SIC has acquired an aggregate of 300 shares of Series A Preferred Stock.  The shares of Series A Preferred Stock have the rights and preferences set forth in the Certificate of Designations, Rights and Preferences of the Series A Preferred Stock of the Company filed with the Secretary of the State of Delaware on September 17, 2015 (the "Certificate of Designation"), which are summarized below:

Dividends: Dividends on the Series A Preferred Stock accrue at the rate of 29.5% per annum on the sum of the Liquidation Value  ($100,000 per share) plus accrued and accumulated dividends until the aggregate Liquidation Value of and accrued and accumulated dividends on the outstanding shares of Series A Preferred Stock is equal to $53,000,000.  Thereafter, dividends on the Series A Preferred Stock accrue at the rate of 9.0% per annum and are payable in cash or, with the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, in shares of the Company's Common Stock.

Voting:  The holders of the Series A Preferred Stock have no voting rights other than voting rights prescribed by law or set forth in the Certificate of the Series A Preferred Stock.

Liquidation: In connection with a liquidation event, any payment due on the Series A Preferred Stock must be made payable prior to, and in preference of, any junior securities of the Company.

The Company may not enter into, consummate, approve or recommend any proposed transaction (or any agreement with respect thereto) that results or would result in a Change of Control (as defined in the Certificate of Designation) unless (i) either (x) such transaction is approved by a vote, or by consent, of the holders of a majority of the outstanding shares of Series A Preferred Stock, or (y) the acquiror in such Change of Control  agrees to purchase each share of Series A Preferred Stock then outstanding for cash at the Liquidation Value of each such share of Series A Preferred Stock, plus all unpaid accrued and accumulated dividends on such share (whether or not declared) and (ii) any such Change of Control is conditioned upon the consummation of such purchase by such acquiror and such purchase must occur simultaneously with the consummation of the Change of Control.

The foregoing description is qualified in its entirety by reference to the Subscription Agreement and the Certificate of Designation which are attached as Exhibits 4.1 and 4.2 hereof.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Amendment No. 7 is hereby amended and restated as follows:

(a)(b) As of September 17, 2015, Mr. Sillerman was the beneficial owner of, and held the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, 37,684,213 shares of Common Stock, representing 37.8% of the outstanding shares of Common Stock. These shares include:

1.	1,500,000 shares of Common Stock subject to stock options held by Mr. Sillerman that are currently exercisable or exercisable within sixty (60) days of September 17, 2015;

2.
29,960,263 shares of Common Stock, representing 30.5% of the outstanding shares of Common Stock, held by SIC (of which Mr. Sillerman is the sole member and manager and, in such capacity, holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock held by SIC);

3.	1,333,000 shares of unvested restricted Common Stock held by Mr. Sillerman;

4.
2,189,950 shares of Common Stock held by ESFX (of which Mr. Sillerman is the manager and, in such capacity, holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock held by ESFX); and

5.
2,701,000 shares of Common Stock subject to certain nominee agreements (each a "Nominee Agreement" and, collectively, the "Nominee Agreements") with various stockholders of the Company (such stockholders, the "Beneficiaries"). Each Nominee Agreement names Mr. Sillerman as the nominee with respect to the shares subject to such Nominee Agreement and gives him the exclusive right to (i) vote or abstain from voting such shares and (ii) make any and all dispositions with respect to such shares.

The percentages of the outstanding shares set forth above were calculated based on 98,167,718 shares of Common Stock outstanding as of September 17, 2015.

(c) The disclosure in Item 4 is incorporated herein by reference.

Except as set forth above, as of September 17, 2015, the Reporting Persons have not effected any transactions in the shares of Common Stock during the past 60 days.

(d) With respect to the 29,960,263 shares of Common Stock held directly by SIC, as the sole member and manger of SIC, Mr. Sillerman has, as of June 31, 2015, the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

With respect to the 2,189,950 shares of Common Stock held by ESFX, ESFX has the right to receive dividends from, or the proceeds from the sale of, such shares.

With respect to the 2,701,000 shares of Common Stock that are the subject of the Nominee Agreements, as of June 18, 2015, the Beneficiaries have the right to receive and the power to direct the receipt of dividends (other than dividends in the form of additional shares of Common Stock, which will be held by Mr. Sillerman as the nominee) from, or the proceeds from the sale of, such shares.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure in Item 4 above is incorporated by reference in its entirety into this Item 6.
On September 17, 2015, at the request of the Special Committee of the Board of Directors (the "Special Committee") of the Company, SIC, Mr. Sillerman and ESFX entered into a Voting and Support Agreement (the "Voting Agreement") with the Company pursuant to which each of them agreed that, until the Voting Agreement is terminated, each will vote all shares of Common Stock beneficially owned by him or it at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, in favor of (a)  any transaction for a sale of the Company pursuant to a definitive transaction agreement ("Definitive Agreement") that is recommended by the Special Committee (a "Recommended Transaction"),  and (b) against: (i) any proposal in opposition to approval of a Definitive Agreement for a Recommended Transaction or in competition with or materially inconsistent with a Definitive Agreement for a Recommended Transaction; and (ii) any other action or proposal involving the Company or any subsidiary of the Company that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by a Definitive Agreement for a Recommended Transaction or could reasonably be expected to result in any of the conditions to the Company's obligations under a Definitive Agreement for a Recommended Transaction not being fulfilled,  unless any such action or proposal is recommended by the Special Committee.  On September 22, 2015, at the request of the Special Committee, the Company, SIC, Mr. Sillerman and ESFX entered into an amendment to the Voting Agreement (the "Amendment").
The Voting Agreement provides that, in the event that SIC, Mr. Sillerman or ESFX or any of their affiliates makes a fully-financed proposal to acquire the Company (a "Stockholder Proposal") before the Special Committee recommends a transaction pursuant to a Definitive Agreement with another buyer, the obligations of SIC, Mr. Sillerman and ESFX set forth above will only apply to a Recommended Transaction that by its terms provides that holders of the Company's Common Stock will receive cash consideration or consideration consisting of publicly traded securities in an amount exceeding the price per share in the Stockholder Proposal.
The Voting Agreement, as amended by the Amendment, will terminate on December 31, 2015 (or such later date upon which the parties to the Voting Agreement may agree).  If a Definitive Agreement for a Recommended Transaction is not entered into before December 31, 2015, the obligation to vote in favor of that transaction will remain in effect until the earlier of the stockholder vote with respect to that transaction or the six month anniversary of the execution of that agreement.
The foregoing description is qualified in its entirety by reference to the Voting Agreement and Amendment which are attached as Exhibits 99.1 and 99.2 hereof.
ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit 4.1
Subscription Agreement, dated September 17, 2015, by and between Sillerman Investment Company III LLC and SFX Entertainment, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 23, 2015)

Exhibit 4.2
Certificate of Designations, Rights and Preferences of the Series A Preferred Stock of SFX Entertainment, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 23, 2015)

Exhibit 99.1
Voting Agreement and Support Agreement, dated September 17, 2015, by and among  SFX Entertainment, Inc., Sillerman Investment Company III LLC, ESFX LLC and Robert F. X. Sillerman (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 23, 2015)

Exhibit 99.2	Amendment No. 1 to the Voting and Support Agreement, dated September 22, 2015, by and among SFX Entertainment, Inc., Sillerman Investment Company III LLC, ESFX LLC and Robert F. X. Sillerman

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 7 is true, complete and correct.

Dated:  September 23, 2015

Robert F. X. Sillerman

By:	/s/ Robert F. X. Sillerman

Sillerman Investment Company III LLC

By:	/s/ Robert F. X. Sillerman

Name:	Robert F. X. Sillerman
Title:	Manager and Sole Member

INDEX TO EXHIBITS

Exhibit Number	Description
Exhibit 4.1

Subscription Agreement, dated September 17, 2015, by and between Sillerman Investment Company III LLC and SFX Entertainment, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 23, 2015)

Exhibit 4.2
Certificate of Designations, Rights and Preferences of the Series A Preferred Stock of SFX Entertainment, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 23, 2015)

Exhibit 99.1
Voting and Support Agreement, dated September 17, 2015, by and among  SFX Entertainment, Inc., Sillerman Investment Company III LLC, ESFX LLC and Robert F. X. Sillerman (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 23, 2015)

Exhibit 99.2	Amendment No. 1 to the Voting and Support Agreement, dated September 22, 2015, by and among SFX Entertainment, Inc., Sillerman Investment Company III LLC, ESFX LLC and Robert F. X. Sillerman